                                     AMENDED
                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                           Commission File No. 0-23031


   NU-WAVE HEALTH PRODUCTS, INC., successor to and formerly Directly Rx, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


            Florida                                        34-1711778
-----------------------------------------              -------------------------
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                           Identification No.)

5905-A Hampton Oaks Parkway
 Tampa, Florida                                                33610
-----------------------------------------              -------------------------
(Address of principal executive offices)                     (Zip Code)


Issuers's telephone number                   813-628-0804
                           -------------------------------------------

Securities registered pursuant to Section 12(b) of the Act:

         Title of each class                  Name of each exchange on which
         to be so registered                  Each class is to be registered

              None
---------------------------------            ----------------------------------

---------------------------------            ----------------------------------



Securities registered pursuant to Section 12(g) of the Act:

                              Common Capital Stock
--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS................................................4

         A.  Company...........................................................4
         B.  History of Company and Business...................................4
                  1.  Direct Rx................................................4
                  2.  Old Nu-Wave..............................................4
                  3.  Mergers and Restructure..................................5
         C.  Present Company and Business......................................6
                  1.  Business.................................................6
                  2.  Quality Control..........................................7
                  3.  Government Regulation....................................7
         D.  Industry Segments.................................................8
         E.  Employees.........................................................8
         F.  Risk Factors......................................................9
         G.  Recent Acquisitions...............................................9
                  1.  Dynamic..................................................9
                  2.  Becan...................................................10

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS...........10

         A.  Results of Operations and Fiscal Year 1998
             Compared to Fiscal Year 1997 ....................................10
         B.  Liquidity and Capital Resources..................................11

ITEM 3.  DESCRIPTION OF PROPERTY..............................................12

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
         OWNERS AND MANAGEMENT................................................12

         A.  Security Ownership of Certain beneficial Owners
             and Management...................................................12
         B.  Outstanding Options and Conversion Rights........................14

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
         AND CONTROL PERSONS..................................................14

         A.  Directors and Executive Officers.................................14
         B.  Summary of Background and Experience
             of Executive Officers and Key Personnel..........................15

ITEM 6.  EXECUTIVE COMPENSATION...............................................16

         A.  Directors........................................................16
         B.  Executive Officers...............................................16

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................16

ITEM 8.  DESCRIPTION OF SECURITIES............................................17

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND RELATED SHAREHOLDER MATTERS........................18

ITEM 2.  LEGAL PROCEEDINGS....................................................18

ITEM 3.  CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS
         AND FINANCIAL DISCLOSURE.............................................18

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES..............................18

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS............................21

                                    PART F/S

Financial Statements..........................................................21

                                    PART III

Item 1.  Index to Exhibits....................................................21

Item 2.  Description of Exhibits..............................................22

Signatures....................................................................22

                                     PART I

Item 1.  DESCRIPTION OF BUSINESS

         A.  COMPANY

Nu-Wave Health Products, Inc. ("Company"), a Florida corporation, successor to and formerly Direct Rx, Inc., was incorporated January 29, 1998. Currently, the Company is engaged in the mail order business of diabetic equipment and supplies and in the business of creating, manufacturing and packaging of non-prescription medications and health products on an international basis. The Company is a "small business issuer" for purposes of disclosure and filings under the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company 's fiscal year begins on April 1 and ends on March 31 of each year.

The principal office of the Company is currently located at 5905-A Hampton Oaks Parkway, Tampa, Florida.

Direct Rx filed its initial Form 10-SB with the United States Securities and Exchange Commission ("SEC") on August 25, 1997, which was deemed effective October 25, 1997. Since that time, it has filed all required reports with the SEC. However, no market developed for the common capital stock of Direct Rx, and there is currently no market for the common capital stock of the Company.

         B.  HISTORY OF COMPANY AND BUSINESS

         1.  DIRECT RX

Direct Rx, Inc. ("Direct Rx"), an Ohio corporation, was incorporated on June 30, 1992. It was originally formed to pursue business opportunities in the sale of pharmaceuticals, drug items and medications both from a retail pharmacy and from orders obtained by mail or phone and delivered directly to consumers.

In August, 1992, the Company purchased the assets of Vern's Pharmacy, Inc. ("Pharmacy") and was engaged in the retail pharmacy business. Due to negative competitive conditions, the retail pharmacy business was discontinued on April 30, 1995, and sold on August 15, 1995. In December, 1992, the Company acquired Diabetes Supplies of Texas, Inc., a Houston, Texas based provider of diabetic products through mail order sales. Direct Rx continued to and the Company is currently providing a broad range of equipment and supplies to diabetics on a mail order basis.

The principal office of Direct Rx. and its wholly-owned subsidiary were located at 5905-A Hampton Oaks Parkway, Tampa, Florida, the same location at which the offices of the Company are located. See"A.2. Old Nu-Wave" below. The mail order Diabetic Supplies business of Direct Rx was operated and still is operated out of its offices located at 275 Curry Hollow Road, Pittsburgh, Pennsylvania.

Since April, 1995, when Direct Rx discontinued the retail pharmacy business, the principal business of Direct Rx, other than the business of its wholly-owned subsidiary, was the mail-order sale of diabetic supplies and equipment for use in measuring and controlling blood sugar levels. The primary products were testing meters and strips. Direct Rx also sold a variety of associated products, such as transfer pipets, glucose tablets and specially prepared food items for diabetics.

         2.  OLD NU-WAVE

The original Nu-Wave Health Products, Inc. ("Old Nu-Wave") was a wholly-owned subsidiary corporation of the Direct Rx. Old Nu-Wave was incorporated on May 1, 1995, as a Florida corporation under the name of Solstice, Inc. Pursuant to amended Articles of Incorporation, its name was changed to the original Nu-Wave Health Products, Inc. on September 25, 1995. Old Nu-wave had no significant business operations until September, 1995.

In September, 1995, the Direct Rx acquired 80% of the issued and outstanding common capital stock of Old Nu-Wave in consideration of the payment of $.10 per share, the same consideration contributed by the other 20% shareholders, and on September 15, 1995, Old Nu-Wave purchased the assets of Ayur, Inc., a non-prescription health product manufacturer, for $32,700, $16,700 in cash, provided by Direct Rx in the form of a loan, and $16,000 pursuant to an unsecured promissory note. This promissory note has been paid in full.

As of July 15, 1997, Direct Rx issued 100,000 shares of its common capital stock, valued at $.10 per share, to the other four (4) shareholders of Old Nu-Wave in exchange for the 20 shares of common capital stock of Old Nu-Wave, which constituted the remaining 20% of the issued and outstanding common capital stock of Old Nu-Wave, resulting in Direct Rx then owning 100% of Nu-Wave. Of this 100,000 shares, 55,000 were issued to Kotha S. Sekharam, then the President of Direct Rx and Old Nu-Wave and now the President of the Company.

Old Nu-Wave was and the Company still is in the business of creating, manufacturing and packaging of non-prescription medications and health products on an international basis.

The principal office of Old Nu-Wave also was located at 5905-A Hampton Oaks Parkway, Tampa, Florida.

         3.  MERGERS AND RESTRUCTURE

It was determined by Management that it would be in the best interest of Direct Rx to change the domicile of or reincorporate Direct Rx to the State of Florida, where its executive offices were located and a substantial portion of its business was located, through its wholly-owned subsidiary, Old Nu-Wave. It was further determined to consolidate the operations of the Direct Rx and Old Nu-Wave and to change the name of Direct Rx to Nu-Wave Health Products, Inc., which has significant name recognition with the Company's market. The above was accomplished through two merger transactions approved by the various Boards of Directors and Management as controlling shareholders of Direct Rx and Old Nu-Wave.

First, a new wholly owned subsidiary of Direct Rx was formed as a Florida corporation on January 27, 1998, under the name of Direct Rx Healthcare, Inc. ("Direct Healthcare"). Direct Rx was then merged into Direct Healthcare on March 19, 1998, with Direct Healthcare as the surviving corporation. The outstanding common capital stock and all outstanding options or rights of conversion were exchanged for the common capital stock and option and conversion rights of Direct Healthcare on a one to one basis. See "Part II, Item 4. Recent Sales of Unregistered Securities."

Subsequently, Old Nu-Wave, the already existing subsidiary of Direct Rx, was merged into Direct Healthcare, with Direct Healthcare as the surviving corporation, and its Articles of Incorporation were amended to change the name of the corporation to Nu-Wave Health Products, Inc. ("Company"), effective April 1, 1998.

As a result of the foregoing, the Company and its operations as of April 1, 1998, are operating as one Florida corporation under the new name of Nu-Wave Health Products, Inc. and its executive offices continue to be located at 5905-A Hampton Oaks Parkway, Tampa, Florida 33610, telephone number (813) 628-0804.

The Directors of the Company are the same as the former Directors of Direct Rx, Inc. and the officers of the Company are the same as the former Officers of Direct Rx, Inc. See "Part I, Item 5. Directors, Officers, Promoters and Control Persons."

         C.  PRESENT COMPANY AND BUSINESS

         1.  BUSINESS

The Company continues the same business of Direct Rx and Old Nu-Wave and is engaged in the business of creating, manufacturing and packaging of a wide variety of non-prescription medications and health products for companies that sell through numerous channels of distribution, on an international basis. These products include nutritional supplements, over-the-counter pharmaceuticals, cosmetics, extracts, lotions, creams, gets, liquids, powders, capsules and tablets. Depending upon the specific needs of the customer, the products are manufactured in bulk or packaged under private label. Although the Company has customers on an international basis, the highest concentration of its customer base is currently located in the in the United States. The international business constitutes less than 10% of the total sales and revenues of the Company.

The Company manufactures and packages approximately 99% of its non-prescription medications and health products. The Company's manufacturing processes are specifically designed to insure the highest quality control. Substantially all of the Company's products are manufactured from readily available raw material. Significant difficulties have not been encountered in purchasing supplies of principal raw material or finished goods.

The Company markets its manufactured products to companies, which sell through numerous different channels of distribution, including health food, drug, convenience and mass market stores, through direct salespersons, brokers, manufacturer representatives, distributors, and through marketing companies. The industry in which the Company is engaged is characterized by intense competition. The Company competes against established pharmaceutical and consumer product companies that currently market products which have identical active ingredients or are equivalent or functionally similar to or in competition with those which the Company manufactures. In addition, numerous companies are developing or may, in the future, engage in the development of products competitive with those manufactured by the Company. The Company believes it competes effectively against its competitors on the basis of its ability to develop new products, the quality of products, competitive pricing, and service.

Additional manufacturing and/or packaging equipment has been purchased during fiscal year 1998 and subsequently to fiscal year end, to help meet the expanded capacity requirements of its current and future business.

The Diabetes Supplies division, formerly the business of Direct Rx, has been engaged in the mail-order sale of diabetic supplies and equipment for use in measuring and controlling blood sugar levels. The primary products are testing meters and strips. The Company also sells a variety of associated products, such as transfer pipets and glucose tablets for diabetics. The Diabetes Supplies division of the Company markets its products of diabetic supplies and equipment to customers through print media and manufacturer referral.

The industry in which the Diabetes Supplies division of the Company is engaged is characterized by intense competition. The Company competes against established pharmaceutical and consumer product companies that currently market products which have identical active ingredients or are equivalent or functionally similar to or in competition with those which the Diabetes Supplies division markets. The Company believes it competes effectively against its competitors on the basis of price and service.

The mail-order Diabetes Supplies division is a small portion of the business of the Company. The Company is currently considering various options of divesting the Diabetes Supplies division in order that it may concentrate its efforts on its manufacturing operations.

During fiscal 1998, the Company entered into a joint venture agreement to form 21st Century Health Care Products, LLC ("21st Century"), an Ohio limited liability company. Under the terms of the agreement, the Company will have a 50% ownership and will share profits and losses equally. 21st Century was specifically formed to develop and distribute a children's multivitamin and vegetable supplement product, "Jungle Jerry's Gummy Pals". The written agreement between the parties has not been finalized. The other 50% interest is owned by an independent party who is not affiliated with the Company or with any person or entity with which the Company is affiliated. During fiscal 1998, the Company had invested $5,000 in this joint venture.

During fiscal 1998, the Company began manufacturing products for J.Labs, Inc. ("J.Labs"). J.Labs is a company which holds patents for various products which the Company manufactures. The Company pays royalty/brokerage fees for each unit of product sold for which J.Labs holds a patent. J.Labs is a corporation owned by Manju Taneja (the spouse of Jugal Taneja), Mandeep Taneja (the son of Jugal Taneja), Mihir Taneja (the son of Jugal Taneja), Kotha Sekharam, and Madhavi Sekharam (the wife of Kotha Sekharam). The Company is presently considering acquiring J.Labs.

As of June 15, 1998, the Company is also in the business of manufacturing and distributing food supplements and health/diet products in the form of capsules, tablets, powders, liquids and creams. See "G. Recent Acquisitions, 1.
Dynamic" below.

As of June 26, 1998, the Company is also in the wholesale business of distributing pharmaceuticals and health and beauty products to independent pharmacies, regional and national chain drug stores, alternate care facilities, mail order facilities, mass merchandisers, deep discounters and brokers. See "G. Recent Acquisitions, 2. Becan" below.

The principal office of the Company and its manufacturing facility is currently located at 5905-A Hampton Oaks Parkway, Tampa, Florida. The Diabetes Supplies division of the Company is operated out of its offices located at 275 Curry Hollow Road, Pittsburgh, Pennsylvania.

The business or any of the segments of the business of the Company is not seasonal and the business or any of the segments of the business of the Company are not in any material way dependent upon any patents, trademarks, licenses, franchises or concessions.

         2.    QUALITY CONTROL

The manufacture of the Company's products is in accordance with the Good Manufacturing Practices prescribed by the FDA, all other applicable regulatory standards, and the Company's own rigorous quality control procedures. The Company places special emphasis on quality control. The Company has formal written quality control procedures that outline specific procedures to be followed from the acceptance of raw materials, production processes, inspections during the manufacturing, labeling, and packaging process, through the testing of finished products. See "Present Company and Business - Government Regulation" below.

The Company maintains a modem well-equipped manufacturing facility, that has the capability of adhering to any current and anticipated regulatory requirements. Raw materials when received, are initially held in quarantine during which time the Company's quality assurance department confirms the product against the manufacturer's certificate of analysis. Once cleared, a lot number is assigned, required samples are retained, and the material is processed by formulating, blending, and encapsulating when required.

         3.  GOVERNMENT REGULATION

The Company is subject to regulation by one or more federal agencies in processing, formulation, packaging, labeling and advertising of the Company's products including the United States Food and Drug Administration ("FDA"), the Federal Trade Commission, the Consumer Product Safety Commission, the United States Postal Service, the United States Department of Agriculture and the Environmental Protection Agency. Activities of the Company are also regulated by various agencies of the states and localities in which the Company's products are sold.

The Company manufactures vitamins, minerals, herbs, and other similar nutritional substances ("dietary supplements") and over-the-counter drug products. The FDA is primarily responsible for regulation of the

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



manufacture, labeling, and sale of vitamins and mineral supplements. The Dietary Supplement Health and Education Act of 1994 ("DSHEA") was signed into law in October 1994. This law, which amends the Federal Food, Drug and Cosmetic Act, defines dietary supplements as a separate and distinct entity, and not as food additives. Vitamins, minerals, herbs and other nutritional substances are included in this definition. It provides for the use of third party scientific literature which shall not be regulated as labeling by the FDA, so long as it is not false or misleading. The DSHEA also delayed the FDA's requirements for extensive product label changes which were to be applied to products manufactured after July 1, 1995. It directs the FDA to publish new label regulations for supplements with a mandatory effective date of December 31, 1996, and provides a set of different label requirements for ingredient content information. No modifications were made on the requirements and proscriptions regarding health claims for dietary supplements. The DSHEA also introduced the concept of Good Manufacturing Practices to the industry of dietary supplement manufacturers. Thus far, the Company has not incurred additional expenses in order to comply with FDA requirements.

The Company provides in-house training to all applicable employees and safety meetings are frequently held to insure compliance with regulations. The record keeping and reporting requirements of the FDA have been complied with by the Company. The Company believes that it is in compliance with all environmental regulations affecting the Company.

         D.  INDUSTRY SEGMENTS

As of March 31, 1998, and for the twelve months then ended, the Company had the following revenues from the mail- order diabetic supply business and from the health products manufacturing business:

                                             Revenues as                Gross Profit As
                           Revenues          A Percentage               A Percentage
                           March 31, 1998    Of Total        Gross      Of Total
                           (12 months)       Revenues        Profit     Revenues
                           -----------       --------        ------     ---------------

Mail-order diabetic
   supply business         $  461,349           19%          $ 23,500         1%
Health products
  manufacturing business    1,906,936           81%           518,120        22%

         E.  EMPLOYEES

As of March 31, 1998, the Company had twenty (20) employees (deemed leased employees) and a consultant in connection with its health products manufacturing operation, all of which are located in the Tampa, Florida office. The employees at the Tampa location are deemed leased employees pursuant to a Service Agreement by and between the Company and Nations Staffing, Inc. ("NSI"), with offices at II 701 Belcher Road, Suite 116, Largo, Florida. Pursuant to the agreement, NSI pays all payroll and salaries of the employees and provides workers' compensation insurance and hospital and medical benefits. The Company had one (1) full-time and one (1) part-time employee in connection with the mail-order Diabetes Supplies division, all of which are located in the Pittsburgh, Pennsylvania office.

Employee leasing was initially instituted as the most economical method to manage start-up operations and to eliminate the potential liability involved in timely and proper accounting for and reporting of employee payroll withholdings. To the best knowledge of the Company's management, there have been and are no consequences of this arrangement that were or are negative or adverse to the Company. The Company, however, is presently considering eliminating this leased employee concept and the Service Agreement in the near future.

NSI is not affiliated with the Company or with any officer or director of the Company or any other person or entity with which the Company is affiliated.

At the present time, the Company has no profit sharing or pension plan or any other form of retirement plan for its employees, including executive officers. The Company considers its employee relations to be satisfactory and has experienced no work stoppages. Employees of the Company are not represented by a labor union.

         F.  RISK FACTORS

If any source of a product's ingredients becomes unavailable, the Company believes that alternative sources of supply are available at comparable prices. In the event the Company was unable to find alternate sources at competitive prices on a timely basis for its principal products, the Company could be materially adversely affected.

As of March 31, 1998, four (4) customers represented approximately 67% of consolidated revenues in fiscal 1997. The loss of one or more of these customers in all likelihood would have a material adverse effect on the financial condition of the Company, at least on a short term basis.

Any modifications to the FDA's regulatory authority could subject the Company to additional expenses in order to comply with more stringent requirements or could have a materially adverse impact on the Company if products were to become limited.

         G.  RECENT ACQUISITIONS

         1.  DYNAMIC

In May, 1998, the Company entered into a non-binding letter of intent to provide certain working capital financing to Energy Factors, Inc. ("EFI"), a wholly-owned subsidiary of U.S. Diversified Technologies, Inc. , a Florida corporation. Effective June 15, 1998, the Company acquired EFI. At the closing, the Company acquired legal title to the net assets of the EFI. The Company will account for the acquisition as a purchase.

The above acquisition has been accomplished through a series of transactions approved by the various Boards of Directors and Management as controlling shareholders of the Company and EFI. First, a new wholly-owned subsidiary of the Company was formed as a Florida corporation under the name of Nu-Wave Acquisition, Inc. (Nu-Wave Acquisition"). Next, Nu-Wave Acquisition was then merged with and into EFI, with EFI as the surviving corporation, in order to avoid the necessity of transfers of EFI's business. As a result of the merger, EFI became a wholly-owned subsidiary of the Company. On the effective date of the merger, the EFI changed its name to Dynamic Health Products, Inc. ("Dynamic").

It was determined by Management that it would be in the best interest of the Company to acquire EFI to further certain of its business objectives, including without limitation, providing expanded manufacturing facilities for the Company and additional sales for Dynamic.

U.S. Diversified Technologies, Inc., the former parent of Dynamic, will receive in exchange for its capital stock in the Dynamic, 400,000 share of Series A Convertible Preferred Stock to be issued by the Company. Dynamic was valued by the Board of Directors of the Company at $2,000,000 and The Series A Convertible Preferred Stock will have a liquidation preference in that amount.

Dynamic is a manufacturer and distributor of food supplements and health/diet products in the form of capsules, tablets, powders, liquids and creams, with a well organized 40,000 square foot manufacturing facility, high speed processing and packaging lines, and fully equipped laboratory. The Company intends to continue such business.



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



         2.  BECAN

Effective June 26, 1998, the Company acquired Becan Distributors, Inc., an Ohio corporation ("Becan"). At the closing, The Company acquired all of the issued and outstanding capital stock of Becan in exchange for common stock in the Company.

The Becan shareholders will receive a total of 1,500,000 shares of common stock of the Company upon the filing by the Company's Articles of Amendment to its Articles of Incorporation which will effect a one for three reverse stock split. The reverse stock split is expected to be effective in August, 1998, but no record date has yet been established. The acquisition was accomplished in accordance with the terms of an Agreement and Plan of Reorganization dated June 26, 1998, by and among the Company and the shareholders of Becan. The number of shares of the common stock of the Company to be issued in consideration of the shares of Becan common stock was determined based upon the relative estimated value of each of the companies and was approved by unanimous vote of the Board of Directors of the Company, including the members of the Board of Directors of the Company who were not affiliated with Becan. Manju Taneja, the wife of Jugal
K. Taneja (the Chairman and Chief Executive Officer of the Company), and their two sons, Mihir and Mandeep, collectively owned approximately 68% of the issued and outstanding Becan common stock. See "Part I, Item 4. Security Ownership of Certain Beneficial Owners" for information concerning the ownership interests of these same persons in the Company. Jugal K. Taneja was and continues to be the Chairman of the Board of both the Company and Becan. The Company will account for the acquisition as a pooling of interests for accounting purposes.

Becan is engaged in the wholesale business of distributing pharmaceuticals and health and beauty products to independent pharmacies, regional and national chain drug stores, alternate care facilities, mail order facilities, mass merchandisers, deep discounters and brokers. In addition, Becan has several "branded" items as to which it has sole distribution and marketing rights. These products are sold through the above mentioned trade channels.

It was determined by Management that it would be in the best interest of the Company to acquire Becan to further certain of its business objectives, including without limitation, providing additional sales and expanded marketing and distribution channels for the Company.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto which are attached hereto ("Financial Statements").

The Company currently is engaged in two lines of business, the mail order business of diabetic equipment and supplies and, through its wholly-owned subsidiary, the business of creating, manufacturing and packaging of non-prescription medications and health products. One of the original lines of business, the Pharmacy was sold in August, 1995, and Nu-Wave, the wholly-owned subsidiary of the Company, was acquired in September, 1995. See "Part I, Item 1. Business".

         A.  RESULTS OF OPERATIONS AND FISCAL YEAR 1998
             COMPARED TO FISCAL YEAR 1997

Net sales for fiscal year ended 1998 were $2,368,285 as compared to net sales in 1997 of $960,340. This represents a 147% increase over sales in 1997. The increase is primarily attributable to increased volume in private label sales resulting from continued expansion of marketing efforts and the introduction of new products.

Gross profits amounted to $541,620 or 23% of sales in 1998 as compared with $347,958 or 36% of sales in 1997. The decrease in the gross margin is principally attributable to the offering of competitive pricing to attract new customer, and an increase in raw material and other production expenses due to certain inefficiencies resulting from growth, which such inefficiencies have now been corrected. It is the opinion of management that this gross margin is now increasing.


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



Selling, general and administrative expenses were $527,609 in 1998 and $485,710 in 1997. As a percentage of sales, selling, general and administrative expenses were 22% in 1998 and 51% in 1997. The overall decrease in the percentage of selling, general and administrative expenses is primarily attributable to increased management efficiency and maximum performance of existing personnel.

Interest expense, net of interest income, was $18,272 in 1998, as compared to $13,859 in 1997. The increase in interest expense in 1998 is a result of greater borrowings to finance the purchase of additional machinery and equipment, and to make additional necessary plant modifications.

The Company had no income tax expense for the fiscal years 1998 and 1997.

Management believes that there was no material effect on operations or the financial condition of the Company as a result of inflation in 1998 and 1997. Management also believes that its business is not seasonal; however, significant promotional activities can have a direct impact on sales volume in any given quarter.

         B.  LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $173,804 and ($172,473) at the end of 1998 and 1997, respectively.

The Company's statement of cash flows for 1998 reflects cash provided by operating activities of $21,085. The provision of cash is primarily attributable to an increase in accounts payable and accrued expenses of $213,695, and an increase in unearned revenues of $15,341, offset by an increase in accounts receivable ($90,561), an increase in prepaid expenses ($5,064), and an increase in inventory ($171,964). The change in accounts payable, accounts receivable, and inventory is a result of increased sales and operations as well as anticipated future growth.

Net cash used in investing activities was $50,346 representing the purchase of property and equipment ($37,147) and the acquisition of other assets ($13,199).

Net cash was also provided by financing activities of $238,633, representing proceeds from related party borrowing of $20.000, and proceeds from long-term debt of $240,200, offset by repayment of capital lease obligations ($9,321), and repayment of principal borrowing ($12,246).

During fiscal year 1998, $156,146.40 of notes payable to related parties were converted to 1,561,464 shares of common stock of the Company. Subsequent to fiscal year end, on May 29, 1998, the remaining notes payable to related parties of $81,331.80, including principal and unpaid accrued interest, were converted to 813,318 shares of common stock of the Company.

The Company expects to meet its cash requirements from operations, current cash reserves, and existing financial arrangements. In addition, the Company is considering raising additional capital for acquisitions and working capital either through private placement or a secondary public offering.

During March and April 1998, the Company received $250,000 from investors and issued nonnegotiable promissory notes with stock warrants attached. The notes bear interest at ten percent (10%) per annum, compounded annually. The due date shall be the earlier of (i) April 30, 1999, or (ii) the closing of a minimum of an additional $1,000,000 of equity financing, by private placement or other non-public offering. The note may be prepaid at any time by the Company to the payees without any penalty or premium. The attached stock warrant entitles the payee to purchase common stock of the Company (based on one share for each one dollar amount of the principal amount reflected in the note) at a purchase price of $.50 per share. The stock warrant shall expire the earlier of, one year from the closing of an additional $1,000,000 of equity financing, or December 31, 1999.

In May 1998, 100,000 shares of common stock of the Company were sold to a non-affiliated third party investor at $.50 per share, for gross proceeds of $50,000.

On May 13, 1998, the Company loaned $100,000 to Energy Factors, Inc. (EFI), a subsidiary of U.S. Diversified Technologies, Inc., for the purpose of assisting EFI with its working capital needs. The note bears interest at 2% per annum above the Prime Rate as periodically announced by The Wall Street Journal, and is secured by a third mortgage on all real and personal property of EFI.

In June 1998, the Company established a bank line of credit. The principal amount of the note is $200,000. The note bears interest at 4.08% per annum on the unpaid outstanding principal of each advance, payable monthly. The due date is June 3, 1999. The note or any portion thereof may be prepaid without penalty. This line of credit is secured by $200,000 cash maintained in a Money Market account with the bank.

Although, in the opinion of the management of the Company, the above data reflects positive information concerning the present operations of the Company, there can be no assurance that the Company's results of operations will continue to the same extent or in the same manner as reflected above.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company does not own or hold any legal or equitable interest in any real estate. The offices in Tampa, Florida are leased pursuant to a five year lease that expires on November 30, 2000. The Company has an option to renew the lease at the end of the five year term.. The rental under the lease is $7,032.50 per month subject to yearly adjustment for shared property operating expenses. This facility serves as the Company's corporate headquarters, manufacturing, warehousing, and shipping facility. Management is currently seeking an additional manufacturing facility to meet the increased capacity requirements of growing customer demand. The Company uses offices in Pittsburgh, Pennsylvania of one of its principal customers at no cost to the Company.

In January 1998, the Company leased a second property in Tampa, Florida which is being utilized for additional storage and warehouse for its manufacturing operations. This lease is for a term of two years that expires on December 30, 2000, a with an annual rental of $15,300.

In the opinion of the management of the Company, the leases described above reflect rent at current fair market value.

As of March 31, 1998, the Company had furniture, equipment, and leasehold improvements, net of accumulated depreciation, in the amount of $176,462.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN
         BENEFICIAL OWNERS AND MANAGEMENT

         A.  SECURITY OWNERSHIP OF CERTAIN
             BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of June 1, 1998, with respect to the beneficial ownership of the outstanding common stock of the Company by (i) any holder of more than five (5%) percent; (ii) each of the Company's officers and directors; and (iii) the directors and officers of the Company as a group. An asterisk indicates beneficial ownership of less than 1% of the outstanding common stock. Except as otherwise indicated, each of the shareholders listed below has sole voting and investment power over the shares beneficially owned.

                                                              Amount and
                                                              Nature of                 Approximate
Title of          Name and Address                            Beneficial                Percent
Class             of Beneficial Owner                         Ownership                 of Class
-----             -------------------                         ---------                 --------

Common            Manju Taneja                                1,964,553 (1)             51%
                  c/o Nu-Wave Health Products, Inc.
                  5905-A Hampton Oaks Parkway
                  Tampa, FL 33610

Common            Jugal K. Taneja
                  c/o Nu-Wave Health Products, Inc.             484,229 (2)             13%
                  5905-A Hampton Oaks Parkway
                  Tampa, FL 33610


Common            Kotha S. Sekharam                             255,000                  7%
                  c/o Nu-Wave Health Products, Inc.
                  5905-A Hampton Oaks Parkway
                  Tampa, FL 33610

Common            Cani I. Shuman                                     -0-                -0-
                  c/o Nu-Wave Health Products, Inc.
                  5905-A Hampton Oaks Parkway
                  Tampa, FL 33610

Common            Mihir K. Taneja                                 5,000                  *
                  c/o Nu-Wave Health Products, Inc.
                  5905-A Hampton Oaks Parkway
                  Tampa, FL 33610

Common            Martin A. Traber                               30,000                  *
                  Foley & Lardner
                  100 North Tampa Street
                  Tampa, FL 33602

Common            All officers and directors as
                  a group (5 persons)                           774,229 (3)             20%

*  Less than one percent (1%).


(1) Excludes beneficial ownership of (i) 59,000 shares of common stock owned by Jugal Taneja, (ii) 210,229 shares of common stock owned by Carnegie Capital,
(iii) 210,000 shares of common stock owned by First Delhi Trust, (iv) 5,000 shares of common stock owned by Mandeep Taneja, and (vi) 5,000 shares of common stock owned by Mihir Taneja, as to which Mrs. Taneja exercises no voting or disposition rights.

(2) Includes beneficial ownership of (i) 210,229 shares of common stock owned by Carnegie Capital, (ii) 210,000 shares of common stock owned by First Delhi Trust, (iii) 5,000 shares of common stock owned by Mandeep Taneja. Excludes 1,964,553 shares beneficially owned by his wife, Manju Taneja, as to which Mr. Taneja exercises no voting or disposition rights.

(3) Includes shares beneficially owned by Jugal Taneja, Kotha Sekharam, Cani Shuman, Mihir Taneja and Martin Traber.

Certain executive officers, directors and beneficial owners of the Company were granted options to purchase common capital stock of the Company, but these rights have expired. See "B. Outstanding Options and Conversion Rights" below.

         B.  OUTSTANDING OPTIONS, WARRANTS AND CONVERSION RIGHTS

During the fiscal year 1998, there were outstanding the following options to purchase, warrants and conversion rights with respect to the common capital stock of the Company:

1. Remaining stock conversion rights granted to Manju Taneja pursuant to the terms of the promissory notes representing the indebtedness of the Company to her. As of June 1, 1998, these conversion rights no longer exist. See "Part II,
Item 4.  Recent Sales of Unregistered Securities".

2. Stock option rights granted to Dr. Kotha S. Sekharam, in connection with his employment, whereby he was entitled to purchase 200,000 shares of common capital stock of the Company at an option price of $.20 per share to be exercised on or before December 31, 1997. These stock option rights have not been exercised and have now expired.

3. Stock option rights granted to Stephen D. Kovalik, in connection with his employment, whereby he was entitled to purchase 50,000 shares of common capital stock of the Company at an option price of $.40 per share to be exercised on or before March 31, 1998. These stock option rights have not been exercised and have now expired.

4. Stock option rights granted to Mihir Taneja, in connection with his employment, whereby he was entitled to purchase 50,000 shares of common capital stock of the Company at an option price of $.40 per share to be exercised on or before March 31, 1998. These stock option rights have not been exercised and have now expired.

5. Stock option rights granted to Phillip J. Laird, in connection with his employment, whereby he was entitled to purchase 300,000 shares of common capital stock of the Company at an option price of $.20 per share if exercised with his first year of employment. To the extent not exercised during that period, Mr. Laird could purchase the remainder of such option shares for $.50 per share during his second year of employment. Mr. Laird terminated his employment with the Company on September 15, 1997. These stock option rights have not been exercised and have now expired.

6. Stock warrants issued in connection with the financing of $250,000 in debt, pursuant to non-negotiable promissory notes. The warrants entitle the holders thereof to purchase in aggregate 250,000 shares of common capital stock of the Company at a purchase price of $.50 per share. See "Part II, Item 4. Recent Sales of Unregistered Securities.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         A.  DIRECTORS AND EXECUTIVE OFFICERS

The following are the names and certain information regarding the current Directors and Executive Officers of the Company:

             Name                      Age               Position

             Jugal K. Taneja           53       Chairman of the Board, Chief
                                                Executive Officer,
                                                Secretary, and Director

             Kotha S. Sekharam         47       President, Treasurer, and
                                                Director

             Cani I. Shuman            41       Chief Financial Officer

             Mihir K. Taneja           23       Vice President of Marketing,
                                                Assistant Secretary

             Martin A. Traber          51       Director

All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and, subject to existing employment agreements, serve at the discretion of the Board.

No director of the Company or Nu-Wave receives any compensation or other remuneration for serving on the Board of Directors, except for the reimbursement of any out-of-pocket expenses, if any, incurred by ANY director in connection with attendance at a meeting of the Board of Directors.

         B.  SUMMARY OF BACKGROUND AND EXPERIENCE
             OF EXECUTIVE OFFICERS AND KEY PERSONNEL

The following is a summary of the background and experience of the directors, executive officers and key personnel of the Company :

JUGAL K. TANEJA, was the Chairman of the Board, Chief Executive Officer and a Director of the Direct Rx and since its inception of the Company since October, 1991 and was the Chairman of the Board, Secretary and a Director of Old Nu-Wave since September, 1995. Mr. Taneja also serves as Director, Chief Executive Officer, and Secretary of NuMED Home Health Care Inc. Prior to his association with the Company, Mr. Taneja served as Senior Vice President of Union Commerce Bank and Huntington National Bank from 1979 to 1983 and as Executive Vice President of Bancapital Corp. from 1983 to 1991. Although he devotes substantial time to the operations and business of the Company, Mr. Taneja does not devote his full time to the Company.

KOTHA S. SEKHARAM, was the Co-Founder, Director, President, and Treasurer of Old Nu-Wave. He has a Ph.D in Food Sciences from Central Food Technological Research Institute, Mysore, India (a United Nations University center) and over 17 years experience in the manufacturing industry, covering foods, supplements, pharmaceuticals, and cosmetics. Prior to Old Nu-Wave, he was the Director of Research and Development at Energy Factors, Inc. a manufacturer of health products.

CANI I. SHUMAN, holds B.S. degree in Accounting from the University of South Florida and is a Certified Public Accountant. She is presently Chief Financial Officer of the Company. Prior to her employment with the Company in January 1998, she was employed in public accounting for Hacker, Johnson, Cohen & Grieb, PA, and Copeland and Company, CPAs. Prior to that, she held accounting positions in private industry.

MIHIR K. TANEJA, holds B.A. degrees in Finance and Marketing from the University of Miami. He is presently Vice President of Marketing for the Company. Prior to his employment with Old Nu-Wave in June 1997, he was employed in various accounting and financial functions for NuMED Home Health Care, Inc., AT Broad & Co., and Bancapital Corp.

MARTIN A. TRABER, is a partner in the Tampa, Florida office of Foley & Lardner, a national law firm. He has practiced in the areas of corporate finance and securities law for 25 years and is a director of numerous companies (including several in the medical technology field). Mr. Traber graduated magna cum laude in 1970 from Indiana University School of Law, where he was Associate Editor of the Law Review.

ITEM 6.  EXECUTIVE COMPENSATION

         A.  DIRECTORS

No director of the Company or Nu-Wave receives any compensation or other remuneration for serving as such director, except for the reimbursement of any out-of-pocket expenses, if any, incurred by any director in connection with attendance at a meeting of directors.

         B.  EXECUTIVE OFFICERS

There are no executive officers of the Company who received total compensation and other remuneration in excess of $100,000. The following table sets forth the names of the compensated executive officers who are either the president or chief executive officer and a description and amount of any and all annual compensation and remuneration received by them:

                                                                                Other Annual
Name and Principal Position                 Year     Salary($)    Bonus($)      Compensation($)
---------------------------                 ----     ---------    --------      ---------------

Jugal K. Taneja, CEO (1)                    1998     $75,000      $5,414        $   -0-
                                            1997     $    -0-     $   -0-       $   -0-

Dr. Kotha S. Sekharam, President (2)        1998     $75,000      $5,414        $   -0-
                                            1997     $52,500      $   -0-       $   -0-

(1) Pursuant to an employment agreement dated July 15, 1997, Mr. Taneja is entitled to a performance bonus based upon a percentage of net income, before taxes, and a percentage of annual revenues. See "Exhibit 11".

(2) Pursuant to an employment agreement dated July 15, 1997, Dr. Sekharam is entitled to a performance bonus based upon a percentage of net income, before taxes, and a percentage of annual revenues. In addition, Dr. Sekharam was granted a stock option for a total of 200,00 shares of common capital stock of the Company. This stock option was not timely exercised and has now expired. Also, Dr. Sekharam is eligible for stock options at such times and on such terms as determined by the Company's Board of Directors. See "Exhibit 10" and "Part I,
Item 4. Security Ownership of Certain Beneficial Owners and Management"

All employees, including executive officers, except for employees of the Diabetic Supplies division of the Company , are paid by the Company, but are deemed leased employees, pursuant to a Service Agreement by and between Nu-Wave and Nations Staffing, Inc. See "Part I, Item 1. Description of Business, E. Employees". Employees of the Diabetic Supplies division of the Company are paid directly by the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Direct Rx previously had an agreement with Bancapital Management Corporation, which is owned and controlled by Jugal Taneja, a director, officer and stockholder of the Company, to pay for accounting and management services. This agreement was terminated effective May 13, 1996. Direct Rx paid approximately $6,000 for such services during the year ended March 31, 1997.

Direct Rx had a Consulting Agreement with the former president of Direct Rx, Judy Pickle, for a term of one year ending on March 31, 1995. Pursuant to this agreement, Ms. Pickle was paid $18,000 during 1994 and 1995 for these services. Also during 1994 and 1995, 18,000 shares of common stock of the Company held by Ms. Pickle were redeemed at $1.00 per share in connection with the Consulting Agreement.

The Company had demand notes payable to Manju Taneja, the wife of Jugal Taneja, in the principal amount of $210,000, and interest at the prime rate (8.5% at March 31, 1998) payable quarterly. This indebtedness and unpaid accrued interest was to be repaid in cash or, at the option of the holder, converted into common capital stock of the Company at a conversion price of $.10 per share. During the fiscal year 1998, the Company issued 1,561,464 shares of the common capital stock of the Company to Manju Taneja (out of which 200,000 were sold to Dr. Sekharam- see below) in exchange for and as a conversion of $156,146, principal and accrued interest, of the indebtedness of the Company to Manju Taneja. The remainder of the indebtedness, including unpaid accrued interest, in the amount of $81,313.80 was converted into 813,318 common capital stock of the Company on May 29, 1998. Therefore, as of June 1, 1998, this indebtedness has been paid in full.

As of July 15, 1997, out of the converted shares referred to above, 200,000 shares were sold by Manju Taneja to Dr. Kotha S. Sekharam, the President and a director of the Company, and previously of Direct Rx and Old Nu-Wave, for $.10 per share.

As of July 15, 1997, the Company issued 100,000 shares of its common capital stock, valued at $.10 per share, to the other four (4) shareholders of Nu-Wave in exchange for the 20 shares of common capital stock of Nu-Wave, which constituted the remaining 20% of the issued and outstanding common capital stock of Nu-Wave, resulting in the Company then owning 100% of Nu-Wave.

During fiscal 1998, the Company began manufacturing products for J. Labs, Inc. ("J. Labs"). J. Labs is a company which holds patents for various products which the Company manufactures. The Company pays royalty/brokerage fees for each unit of product sold for which J. Labs holds a patent. J. Labs is a corporation owned by Manju Taneja (the spouse of Jugal Taneja), Mandeep Taneja (the son of Jugal Taneja), Mihir Taneja (the son of Jugal Taneja), Kotha Sekharam, and Madhavi Sekharam (the wife of Kotha Sekharam). The Company is presently considering acquiring J.Labs.

ITEM 8.  DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 10,000,000 shares of capital stock, $.01 par value, 9,000,000 of common stock and 1,000,000 of preferred stock. As of June 1, 1998, there were 3,823,547 shares of common stock issued and outstanding. There were no shares of preferred stock issued and outstanding at June 1, 1998.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Cumulative voting in the election of directors is not permitted. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and not otherwise restricted. In the event of liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. A holder of common stock has no conversion, preemptive or other rights per se to subscribe for additional shares or other securities, unless otherwise granted, and there are no redemption or sinking fund provisions with respect to such shares. All issued and outstanding common stock are fully paid and non-assessable.

As of the date hereof, there are no outstanding warrants, options or other rights of purchase or conversion with respect to any of the common capital stock of the Company, except as set forth above under "Part I, Item 4. Security Ownership of Certain Beneficial Owners and Management".

There is currently no public trading market for the common stock of the Company.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is currently no established trading market for the common stock of the Company, and the shares are not presently listed. The Company has filed Form 15
(c) 2-11 with NASDAQ to list the common stock of the company on the OTC Bulletin Board in order to create marketability for the stock.

As of June 1, 1998, there were approximately 400 stockholders, each holding shares of the Company's common stock.

Historically, the Company has not paid dividends on its common stock and has no present intention of paying dividends.

The Company has agreed to register pursuant to the filing of this Form 10-SB total issued and outstanding shares of common capital stock of the Company in the amount of 3,823,547 shares. See "Part II, Item 4. Recent Sales of Unregistered Securities" and "Part I, Item 4. Security Ownership of Certain Beneficial Owners and Management".

ITEM 2.  LEGAL PROCEEDINGS

Neither the Company nor its predecessor companies, Direct Rx or Old Nu-Wave, are parties to any legal proceedings or any claims or investigations involving any governmental entities or agencies. Further, no director, executive officer, affiliate, or any beneficial owner of more than 5% of the common capital stock of the Company or its predecessor companies, Direct Rx or Old Nu-Wave, or any associate of any such person, is a party to any proceeding adverse to the Company.

ITEM 3.  CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE.

During the last two most recent fiscal years, the Company has not changed or had any disagreements with its independent accountants engaged to audit the Company's financial statements.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

In 1992 and 1993, the Company instituted an offering of 200,000 Units at $1.00 per Unit, each Unit consisting of one (1) share of common capital stock of the Company, together with common stock purchase warrants to purchase five (5) shares at an exercise price of $1.00 per share, increasing up to $2.50 per share over a specified period of time. This offering and the securities offered thereby were not registered under the Securities Act of 1933 ("Act"), as amended, and were offered and sold as an intra-state offering only to residents of the State of Ohio in reliance upon the exemption provided in Section 3(a)(11) of the Act and Rule 147 promulgated thereunder, and in compliance with applicable Ohio securities laws.

In July, 1995, the Company executed an exchange offering which entitled each shareholder to exchange all shares of common stock currently owned for an equal number of newly issued shares of common stock. The purpose of the exchange offering was to ensure that the outstanding shares of the Company's common stock were freely transferable without restriction. This exchange offer was not registered under the Securities Act of 1933 ("Act"), as amended, and was offered and sold pursuant to an exemption provided in Section 3 (a)(9) of the Act and /or to Rule 504 of Regulation D under the Act. In addition, the Company initiated a warrant call which required warrant holders to convert their outstanding warrants to common capital stock before October 16, 1995, at a ratio of one share for each five warrants,. without any further payment or consideration. As a result, 1,463,650 warrants were converted to 286,730 shares of common capital stock. This exchange offer was not registered under the Securities Act of 1933 ("Act"), as amended, and was offered and sold pursuant to Rule 504 of Regulation D under the Act, and in compliance with applicable Ohio securities laws.

In August, 1995, the Company approved an agreement which allowed the President of the Company (then Direct Rx) the option to purchase 10% of stock of the Company at book value. Such an option was never exercised and this agreement is no longer in effect.

As of July 15, 1997, the Company issued 100,000 shares of its common capital stock, based on a value of $.10 per share, to the other four (4) shareholders of Nu-Wave in exchange for the 20 shares of common capital stock of Nu-Wave, which constituted the remaining 20% of the issued and outstanding common capital stock of Nu-Wave, resulting in the Company then owning 100% of Nu-Wave. Of these 100,000 exchange shares, 55,000 were issued to Dr. Kotha S. Sekharam, the President and a director of both the Company and Nu-Wave. The remaining 45,000 share were issued to Sandhya Kalindindi, Shanti Kalindindi and Dr. Umamaheswar
S. Prasad. This exchange was not registered under the Securities Act of 1933 ("Act"), as amended, and was sold in reliance on an exemption provided in
Section 4(2) of the Act. All of the remaining shareholders were sophisticated investors and, as either officers or persons involved with the Company, had access to all information about the Company to make an informed investment decision.

During the fiscal year 1998, the Company issued 1,561,464 shares of the common capital stock of the Company to Manju Taneja in exchange for and as a conversion of $156,146, principal and accrued interest, of the indebtedness of the Company to Manju Taneja. Pursuant to the terms of the promissory notes, the principal amount of $210,000 and any unpaid accrued interest, at the option of the holder, may be converted into common capital stock of Company based on a price of $.10 per share. The remaining principal and accrued interest on this indebtedness of $81,313.80 was converted into 813,318 share of common stock on May 29, 1998. Therefore, this indebtedness has been paid in full. These conversions were not registered under the Securities Act of 1933 ("Act"), as amended, and were completed in reliance on an exemption provided in Section 4(2) of the Act. In addition to being an accredited investor, Mrs. Taneja was a sophisticated investor and had access to all information about the Company to make an informed investment decision.

As of July 15, 1997, out of the converted shares referred to above, 200,000 shares were sold by Manju Taneja to Dr. Kotha S. Sekharam for $.10 per share. This sale was not registered under the Securities Act of 1933 ("Act"), as amended, and was sold in reliance on an exemption provided in Section 4(2) of the Act. Dr. Kotha was a sophisticated investor and, as President of the Company, had access to all information about the Company to make an informed investment decision.

In connection with the merger of Direct Rx into the newly formed Direct Healthcare, there was a stock exchange or conversion whereby the outstanding common capital stock and all outstanding options or rights of conversion were exchanged for the common capital stock and option and conversion rights of Direct Healthcare on a one to one basis, i.e. each one (1) share of common capital stock of Direct Rx was converted into and exchanged for one (1) share of common capital stock of Direct Healthcare. As a result of this merger, each then present shareholder of Direct Rx had the same number of shares of common capital stock and the same percentage of equity in Direct Healthcare as such shareholder had in Direct Rx prior to the merger, and each holder of any option or other right to purchase or otherwise acquire common capital stock of Direct Rx had the same rights to purchase or otherwise acquire the same number of shares of common capital stock of Direct Healthcare, subject to the same terms and conditions as previously existed. There was no monetary payment required to or from the shareholders in connection with this merger. The sole purpose of the merger was to redomicile Direct Rx to the State of Florida. This stock exchange or conversion and the stock exchange or converted was not registered under the Securities Act of 1933, as amended, in reliance on Rule 145, in that such an exchange was not an "offer to sell", "offer for sale" or "sale".

During March and April, 1998, the Company received $250,000 from investors and issued nonnegotiable promissory notes with stock warrants attached. The notes bear interest at ten percent (10%) per annum, compounded annually. The due date shall be the earlier of (i) April 30, 1999, or (ii) the closing of a minimum of an additional $1,000,000 of equity financing, by private placement or other non-public offering. The note may be prepaid at any time by the Company to the payees without any penalty or premium. The attached stock warrant entitles the payee to purchase common stock of the Company (based on one share for each one dollar amount of the principal amount reflected in the note) at a purchase price of $.50 per share. The stock warrant shall expire the earlier of, one year from the closing of an additional $1,000,000 of equity financing, or December 31, 1999. In addition, in May, 1998, 100,000 shares of common stock of the Company were sold to a non-affiliated third party investor at $.50 per share, for gross proceeds of $50,000. These sales were not registered under the Securities Act of 1933 ("Act"), as amended, and were completed in reliance on an exemption provided in Section 4(2) of the Act and Regulation D. In addition to being accredited investors, all investors were sophisticated investors and had access to all information about the Company to make an informed investment decision.

Since the initial offerings, the above transactions reflect a then existing effort to consistently set the value of the common stock of the Company at $.10 per share. The recent warrant price and sale price of $.50 per share in connection with the March and April, 1998 transactions reflects an increased value based on the performance of the Company.

Effective June 15, 1998, the Company acquired Energy Factors, Inc ("EFI"). The above acquisition has been accomplished through a series of transactions approved by the various Boards of Directors and Management as controlling shareholders of the Company and EFI. First, a new wholly-owned subsidiary of the Company was formed as a Florida corporation under the name of Nu-Wave Acquisition, Inc. (Nu-Wave Acquisition"). Next, Nu-Wave Acquisition was then merged with and into EFI, with EFI as the surviving corporation, in order to avoid the necessity of transfers of EFI's business. As a result of the merger, EFI became a wholly-owned subsidiary of the Company. On the effective date of the merger, the EFI changed its name to Dynamic Health Products, Inc. ("Dynamic"). U.S. Diversified Technologies, Inc., the former parent of Dynamic, will receive in exchange for its capital stock in the Dynamic, 400,000 share of Series A Convertible Preferred Stock to be issued by the Company. Dynamic was valued by the Board of Directors of the Company at $2,000,000 and The Series A Convertible Preferred Stock will have a liquidation preference in that amount. This exchange was not registered under the Securities Act of 1933 ("Act"), as amended, and was sold in reliance on an exemption provided in Section 4(2) of the Act. In addition, this transaction was a part of a total sale of a business.

Effective June 26, 1998, the Company acquired Becan Distributors, Inc., an Ohio corporation ("Becan"). At the closing, The Company acquired all of the issued and outstanding capital stock of Becan in exchange for common stock in The Company. The Becan shareholders will receive a total of 1,500,000 shares of common stock of the Company upon the filing by the Company's Articles of Amendment to its Articles of Incorporation which will effect a one for three reverse stock split. The reverse stock split is expected to be effective in August, 1998, but no record date has yet been established. The acquisition was accomplished in accordance with the terms of an Agreement and Plan of Reorganization dated June 26, 1998, by and among the Company and the shareholders of Becan. The number of shares of the common stock of the Company to be issued in consideration of the shares of Becan common stock was determined based upon the relative estimated value of each of the companies and was approved by unanimous vote of the Board of Directors of the Company, including the members of the Board of Directors of the Company who were not affiliated with Becan. Manju Taneja, the wife of Jugal K. Taneja (the Chairman and Chief Executive Officer of the Company), and their two sons, Mihir and Mandeep, collectively owned approximately 68% of the issued and outstanding Becan common stock. See "Part I, Item 4. Security Ownership of Certain Beneficial Owners" for information concerning the ownership interests of these same persons in the Company. Jugal K. Taneja was and continues to be the Chairman of the Board of both the Company and Becan. This exchange was not registered under the Securities Act of 1933 ("Act"), as amended, and was sold in reliance on an exemption provided in Section 4(2) of the Act. All investors were sophisticated investors and had access to all information about the Company to make an informed investment decision. In addition, this transaction was a part of a total sale of a business.

The Company has granted certain stock options for the purchase of common capital stock of the Company in various amounts and for various option prices to certain officers of the Company. These stock option rights have not been exercised and have now expired. See "Part I, Item 4. Security Ownership of Certain Beneficial Owners and Management".

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles of Incorporation and By-Laws provide and grant to any person who is or was a director or officer of the Company ("Qualified Indemnified Person"), and to their respective heirs, executors and administrators, rights of indemnification as provided for in the provisions of the Florida General Corporation Law.

Therefore, and pursuant to the provisions of the Florida General Corporation Law, a Qualified Indemnified Person generally is indemnified as to any action, suit, or proceeding, against expenses, including attorney fees, judgments, fines and amounts paid in settlement, if such Qualified Indemnified Person acted in good faith and in a manner reasonably believed by him or her to be in or not opposed to the best interests of the Company.

The Company has been informed, however, that insofar as the above indemnification may be deemed to cover any liabilities under the Securities Act of 1933, in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

                                    PART F/S

Attached hereto and incorporated herein by reference are the following financial statements:

Consolidated Balance Sheets for the two fiscal years ended March 31, 1998, the related Consolidated Statements of Operations for the two fiscal years in the period ended March 31, 1998, the related Consolidated Statements of Shareholders' Equity (Deficit) for the two fiscal years in the period ended March 31, 1998, and the related Consolidated Statements of Cash Flows for the two fiscal years in the period ended March 31, 1998, audited by Kirkland, Russ, Murphy & Tapp, independent auditors, as stated in their report appearing therein.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

Attached is the Index to the following exhibits:

         Exhibit                                                                Page
         -------                                                                ----

Exhibit 1-  Audited financial statements for the two years
            ended March 31, 1998(a)...................................................
Exhibit 2-  Articles of Incorporation and Amendments of Direct Rx.....................
Exhibit 3-  By-Laws of Direct Rx......................................................
Exhibit 4-  Articles of Incorporation and Amendments of Old Nu-Wave...................
Exhibit 5-  By-Laws of Old Nu-Wave....................................................
Exhibit 6-  Articles of Amendment to the Articles of Incorporation
            of Solstice, Inc..........................................................
Exhibit 7-  Company Articles of Incorporation(a)......................................
Exhibit 8-  Agreement of Merger-Direct Rx and Direct Rx Healthcare, Inc.(a)...........
Exhibit 9-  Agreement of Merger-Direct Rx healthcare, Inc. and Old Nu-Wave(a)........
Exhibit 10- Dr. Sekharam Employment Agreement(a)......................................
Exhibit 11- Jugal Taneja Employment Agreement(a)......................................
Exhibit 12- Service Agreement between Company and Nations Staffing, Inc.(a)...........
Exhibit 13- Revolving Line of Credit Agreement between Company and Republic Bank(a)...
Exhibit 14- Promissory Note in favor of Company from Energy Factors, Inc(a)...........


(a) Incorporated by Reference to the Company's Annual Report Form 10-KSB for the fiscal year ended March 31, 1998, File number 0-23031, filed in Washington D.C.

ITEM 2.  DESCRIPTION OF EXHIBITS.

The following is a brief description of each of the Exhibits:

         Exhibit                                                                Page
         -------                                                                ----

Exhibit 1-  Audited financial statements for the two years
            ended March 31, 1998(a)...................................................
Exhibit 2-  Articles of Incorporation and Amendments of Direct Rx.....................
Exhibit 3-  By-Laws of Direct Rx......................................................
Exhibit 4-  Articles of Incorporation and Amendments of Old Nu-Wave...................
Exhibit 5-  By-Laws of Old Nu-Wave....................................................
Exhibit 6-  Articles of Amendment to the Articles of Incorporation
            of Solstice, Inc..........................................................
Exhibit 7-  Company Articles of Incorporation(a)......................................
Exhibit 8-  Agreement of Merger-Direct Rx and Direct Rx Healthcare, Inc.(a)...........
Exhibit 9-  Agreement of Merger-Direct Rx healthcare, Inc. and Old Nu-Wave(a)........
Exhibit 10- Dr. Sekharam Employment Agreement(a)......................................
Exhibit 11- Jugal Taneja Employment Agreement(a)......................................
Exhibit 12- Service Agreement between Company and Nations Staffing, Inc.(a)...........
Exhibit 13- Revolving Line of Credit Agreement between Company and Republic Bank(a)...
Exhibit 14- Promissory Note in favor of Company from Energy Factors, Inc(a)...........

(a) Incorporated by Reference to the Company's Annual Report Form 10-KSB for the fiscal year ended March 31, 1998, File number 0-23031, filed in Washington D.C.


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on behalf of the undersigned, thereto duly authorized.

                          NU-WAVE HEALTH PRODUCTS, INC.
--------------------------------------------------------------------------------
                                  (Registrant)

Date     July 1, 1998
      -----------------------------------------
By       Kotha S. Sekharam  /s/
      -----------------------------------------
         President

By       Cani I. Shuman /s/
      -----------------------------------------
         Chief Financial Officer




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